EXHIBIT 99.1

ORIT/GFLS
Updated Transaction Analysis

Private and Confidential
December 26, 2007

GENERAL INFORMATION AND LIMITATIONS

This presentation, and the oral or video presentation that supplements it, have been developed by and are proprietary to Sandler O'Neill & Partners, L.P. and were prepared exclusively for the benefit and internal use of the recipient. Neither the printed presentation nor the oral or video presentation that supplements it, nor any of their contents, may be reproduced, distributed or used for any other purpose without the prior written consent of Sandler O'Neill & Partners, L.P.

The analyses contained herein rely upon information obtained from the recipient or from public sources, the accuracy of which has not been verified, and cannot be assured, by Sandler O'Neill & Partners, L.P. Moreover, many of the projections and financial analyses herein are based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results. Finally, the printed presentation is incomplete without the oral or video presentation that supplements it.

Sandler O'Neill & Partners, L.P. prohibits employees from offering, directly or indirectly, favorable research, a specific rating or a specific price target, or offering or threatening to change research, a rating or a price target to a company as consideration or inducement for the receipt of business or compensation. The Firm also prohibits research analysts from being compensated for their involvement in, or based upon, specific investment banking transactions.

Sandler O'Neill & Partners, L.P. is a limited partnership, the sole general partner of which is Sandler O'Neill & Partners Corp., a New York corporation. Sandler O'Neill & Partners, L.P. is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Sandler O'Neill Mortgage Finance Corp. is a indirect subsidiary of Sandler O'Neill & Partners Corp.

ORIT/GFLS Updated Transaction Analysis

Transaction Overview

Announcement Date	November 14, 2007	As of:	December 21, 2007
Deal Value at Announcement ($mm)	$187.3[1]	Deal Value ($mm)	$176.8[2]
% Cash	40.0%	% Cash	42.4%
Cash Value	$8.56	Cash Value	$8.56
% Stock	60.0%	% Stock	57.6%
Stock Value	$12.84	Stock Value	$11.64
Transaction Multiples		Transaction Multiples	
Price / Total Book Value	261%	Price / Total Book Value	247%
Price / Tangible Book Value	312%	Price / Tangible Book Value	295%
Price / LQA Core EPS	24.3x	Price / LQA Core EPS	23.0x
Price / Est. 2007 EPS[3]	21.7x	Price / Est. 2007 EPS[3]	20.5x
Price / Est. 2008 EPS[3]	23.2x	Price / Est. 2008 EPS[3]	21.9x
Core Deposit Premium (mm)[4]	18.7%	Core Deposit Premium (mm)[4]	17.2%
Market Premium[5]	55.1%	Market Premium[5]	46.4%

[1] Based upon floating exchange ratio of 1.3129 and ORIT 20 day average closing stock price of $16.30 as of November 8, 2007
[2] Based upon fixed exchange ratio of 1.4588 and ORIT closing stock price of $13.30 on December 21, 2007
[3] Based on management's estimates
[4] Core deposits equal total deposits less certificates of deposit greater than $100,000
[5] Based upon GFLS closing stock price of $13.80 on November 9, 2007

ORIT/GFLS Updated Transaction Analysis

Overview of Exchange Ratio Structure

❑ Floating exchange rate stabilizes offer price per share at $21.40 in light of a falling ORIT stock price

  ➢ Below the bottom collar – a 20 day closing average ORIT price of $14.67 – the exchange ratio becomes fixed at 1.4588

  ➢ Declining stock compensation below the collar is mitigated by a fixed cash portion of $8.56 per share

    ➢ Cash portion is 40% of the offer price per share at $21.40 and increases in relative value as Oritani's stock price declines below the collar

  ➢ Result is that, while Oritani's stock is down nearly 10.4% since announcement, the deal value per share is only down 5.6%

    ➢ Cash portion is now 42.4% of the offer price per share of $20.20[1]

[1] Based upon fixed exchange ratio of 1.4588 and ORIT closing stock price of $13.30 on December 21, 2007

ORIT/GFLS Updated Transaction Analysis

Overview of Exchange Ratio Structure

GFLS Common Shares Outstanding	8,694,651
Restricted Shares	23,859
GFLS Options Outstanding	144,799
Wtd. Average Strike Price – Options	$13.94

Offer Price Per Share	$21.40
Cash Consideration	40.0%
Stock Consideration	60.0%
ORIT Closing Price	$16.43
ORIT 20 Day Average Closing Price at Announcement	$16.30
ORIT 20 Day Average Closing Price as of 12/21/07	$12.78

ORIT Avg. Price	Price Change	Exchange Ratio	Stock Issued	Value of Stock Portion Per Share	Value of Stock Portion Aggregate (mm)	Cash Value (mm)	Blended Per Share Value	Aggregate Value (mm)	GFLS Pro Forma Ownership
$19.56	20.00%	1.1935	6,243,484	$23.87	$124.9	$74.6	$22.88	$200.2	13.3%
$19.23	18.00%	1.1935	6,243,484	$23.27	$121.7	$74.6	$22.52	$197.1	13.3%
$18.91	16.00%	1.1935	6,243,484	$22.68	$118.6	$74.6	$22.17	$194.0	13.3%
$18.58	14.00%	1.1935	6,243,484	$22.08	$115.5	$74.6	$21.81	$190.8	13.3%
$18.26	12.00%	1.1935	6,243,484	$21.48	$112.4	$74.6	$21.45	$187.7	13.3%
$17.93	10.00%	1.1935	6,243,484	$21.40	$111.9	$74.6	$21.40	$187.3	13.3%
$17.60	8.00%	1.2156	6,359,104	$21.40	$111.9	$74.6	$21.40	$187.3	13.6%
$17.28	6.00%	1.2386	6,479,087	$21.40	$111.9	$74.6	$21.40	$187.3	13.8%
$16.95	4.00%	1.2624	6,603,685	$21.40	$111.9	$74.6	$21.40	$187.3	14.0%
$16.63	2.00%	1.2871	6,733,169	$21.40	$111.9	$74.6	$21.40	$187.3	14.2%
$16.30	0.00%	1.3129	6,867,832	$21.40	$111.9	$74.6	$21.40	$187.3	14.5%
$15.97	(2.00%)	1.3397	7,007,992	$21.40	$111.9	$74.6	$21.40	$187.3	14.7%
$15.65	(4.00%)	1.3676	7,153,992	$21.40	$111.9	$74.6	$21.40	$187.3	15.0%
$15.32	(6.00%)	1.3967	7,306,205	$21.40	$111.9	$74.6	$21.40	$187.3	15.3%
$15.00	(8.00%)	1.4270	7,465,035	$21.40	$111.9	$74.6	$21.40	$187.3	15.5%
$14.67	(10.00%)	1.4588	7,630,925	$21.40	$111.9	$74.6	$21.40	$187.3	15.8%
$14.34	(12.00%)	1.4588	7,630,925	$20.92	$109.5	$74.6	$21.11	$184.8	15.8%
$14.02	(14.00%)	1.4588	7,630,925	$20.45	$107.0	$74.6	$20.83	$182.3	15.8%
$13.69	(16.00%)	1.4588	7,630,925	$19.97	$104.5	$74.6	$20.54	$179.8	15.8%
$13.37	(18.00%)	1.4588	7,630,925	$19.50	$102.0	$74.6	$20.26	$177.3	15.8%
$13.04	(20.00%)	1.4588	7,630,925	$19.02	$99.5	$74.6	$19.97	$174.9	15.8%
$12.78	(21.60%)	1.4588	7,630,925	$18.64	$97.5	$74.6	$19.75	$172.9	15.8%
$12.71	(22.00%)	1.4588	7,630,925	$18.55	$97.0	$74.6	$19.69	$171.7	15.8%
$12.39	(24.00%)	1.4588	7,630,925	$18.07	$94.5	$74.6	$19.40	$169.2	15.8%

ORIT/GFLS Updated Transaction Analysis

Value of Merger Consideration v. Selected Indices Since Announcement – 11/14/07 to 12/21/07



Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

ORIT Comparative Price Performance Since Announcement – 11/14/07 to 12/21/07



ORIT Comparables: Comparable Regional MHCs included in Sandler O'Neill's Fairness Opinion: Northwest Bancorp Inc. (MHC), Investors Bancorp Inc. (MHC), Beneficial Mutual Bancorp (MHC), Kearny Financial Corp. (MHC), Clifton Savings Bancorp Inc. (MHC), and Fox Chase Bancorp Inc. (MHC)

Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis



GFLS Comparative Price Performance Prior to Announcement – 11/13/07 to 12/21/07

Legend: GFLS — S&P Bank — NASDAQ Bank — GFLS Comp Group

GFLS Comparables: Comparable Regional companies included in Sandler O'Neill's Fairness Opinion: Suffolk Bancorp, Peapack-Gladstone Financial, Smithtown Bancorp Inc., Republic First Bancorp Inc., First of Long Island Corp., Center Bancorp Inc., Unity Bancorp Inc., BCB Bancorp Inc., Stewardship Financial Corp., and Community Partners Bancorp.

ORIT/GFLS Updated Transaction Analysis

Merger Market Update

❑ Transaction multiples of Q4 comparable deals[1] are falling across the board relative to Q3 deals

  ➢ Median Price / LTM EPS has dropped from 23.8x in Q3 to 22.3x in Q4.

  ➢ Median Price / Book Value has dropped from 208% in Q3 to 202% in Q3

  ➢ Median Price / Tangible Book Value has dropped from 232% in Q3 to 228% in Q4

  ➢ Core Deposit Premium has dropped from 21.5% in Q3 to 17.2% in Q4

  ➢ Market Premium has dropped from 29.9% in Q3 to 19.3% in Q4

❑ M&A transactions nationwide are down in Q4, with only 19 deals announced through December 21, 2007, compared to 42 deals in Q2 and 43 in Q3[2]

❑ Updated deal multiples as of Oritani's closing stock price on December 21, 2007 still place this deal above all comparable nationwide medians[1] in Q4 and several multiples in Q3

  ➢ Deal Price / LQA EPS: 23.0x

  ➢ Deal Price / Book Value: 247%

  ➢ Deal Price / Tangible Book Value: 295%

  ➢ Core Deposit Premium: 17.2%

  ➢ Market Premium: 46.4%

[1] Nationwide transactions with an announced deal value between $100 million and $500 million
[2] All transactions announced in Q4 2007 with a deal value greater than $15 million
Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

Selected Mid-Atlantic Bank & Thrift Transactions

							Transaction Information								
Acquiror	St	B/T/F	Seller	St	B/T/F	Annc. Date	Deal Value ($mm)	Consideration	Price/LTM EPS (x)	Price/Est. EPS (x)	Price/BV (%)	Price/TBV (%)	Core Deposit Premium (%)	Market Premium (%)
S&T Bancorp Inc.	PA	B	IBT Bancorp Inc.	PA	B	12/16/07	174	Mixed	22.4	NA	273	273	22.5	56.1
F.N.B. Corp.	PA	B	Omega Financial Corp.	PA	B	11/08/07	378	Common Stock	18.3	17.4	114	228	NA	13.2
First Niagara Finl Group	NY	T	Great Lakes Bancorp Inc.	NY	T	09/09/07	152	Mixed	NM	NA	113	113	3.3	19.3
National Penn Bancshares Inc.	PA	B	KNBT Bancorp Inc.	PA	T	09/06/07	460	Common Stock	22.8	24.5	126	205	13.1	15.6
Cape Savings Bank	NJ	T	Boardwalk Bancorp Inc.	NJ	B	07/26/07	101	Mixed	52.3	29.9	196	196	24.3	29.9
PNC Financial Services Group	PA	B	Yardville National Bancorp	NJ	B	06/06/07	406	Mixed	NM	20.1	204	205	12.1	(1.6)
New York Community Bancorp	NY	T	Synergy Finl Group Inc.	NJ	T	05/13/07	168	Mixed	39.4	NA	162	163	NM	(1.2)
Ridgewood Savings Bank	NY	T	City & Suburban Financial Corp	NY	T	02/22/07	119	Cash	18.2	NA	219	219	17.2	NA
United Bankshares Inc.	WV	B	Premier Community Bankshares	VA	B	01/26/07	200	Mixed	23.5	21.2	270	364	25.2	71.4
New York Community Bancorp	NY	T	PennFed Financial Services Inc	NJ	T	11/02/06	262	Mixed	22.6	26.9	203	203	NM	7.0
Provident Financial Services	NJ	T	First Morris Bank & Trust	NJ	B	10/15/06	124	Mixed	46.8	NA	325	328	18.7	24.3
Beneficial Mutual Bancorp, Inc	PA	T	FMS Financial Corp.	NJ	T	10/12/06	183	Mixed	30.4	NA	241	246	12.0	10.7
TD Banknorth Inc.	ME	B	Interchange Financial Services	NJ	B	04/13/06	481	Cash	23.2	22.1	259	442	31.1	25.1
Mercantile Bankshares Corp.	MD	B	James Monroe Bancorp Inc.	VA	B	03/27/06	144	Mixed	32.7	25.0	331	331	28.1	27.8
Cathay General Bancorp Inc.	CA	B	Great Eastern Bank	NY	B	02/16/06	101	Mixed	38.7	NA	320	320	28.8	NA
Hudson City Bancorp Inc.	NJ	T	Sound Federal Bancorp Inc.	NY	T	02/08/06	265	Cash	50.6	49.4	199	223	20.8	11.9
						HIGH	481		52.3	49.4	331	442	31.1	71.4
						LOW	101		18.2	17.4	113	113	3.3	(1.6)
						MEAN	232		31.6	26.3	222	254	19.8	22.1
						MEDIAN	178		27.0	24.5	212	226	20.8	17.4

Transaction Multiples at Announcement

Oritani Financial Corp. (MHC)	NJ	T	Greater Community Bancorp	NJ	B	11/13/07	187	Mixed	24.3 [1]	21.7	261	312	18.7	55.1

Transaction Multiples as of December 21, 2007 ($20.20 Per Share)

						12/21/07	177	Mixed	23.0 [1]	20.5	247	295	17.2	46.4

Comparable transactions included in Sandler O'Neill's fairness opinion; All Mid-Atlantic transactions since January 1, 2006 with an announced deal value greater than $100 million and less than $500 million.
[1] Applies GFLS's last quarter annualized earnings per share of $0.88
Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

New Jersey Banks and Thrift Transactions Since January 1, 2003

							Transaction Information							
Acquiror	St	B/ T/ F	Seller	St	B/ T/ F	Annc. Date	Deal Value $(M)	Consideration	Deal Price/ 4-Qtr EPS(x)	Deal Price/ Book (%)	Deal Price/ Tan. Bk (%)	Tan. Bk Premium/ Core Dep. (%)	Deal Price/ Seller Price 2 Day Before Annc.(%)
Oritani Financial Corp. (MHC)	NJ	T	Greater Community Bancorp	NJ	B	11/13/07	188	Mixed	24.3	261	312	18.7	55.1
Toronto-Dominion Bank		B	Commerce Bancorp Inc.	NJ	B	10/2/07	9,166	Mixed	27.9	291	307	15.5	9.3
Cape Savings Bank	NJ	T	Boardwalk Bancorp Inc.	NJ	B	7/26/07	101	Mixed	52.3	196	196	24.3	29.9
PNC Financial Services Group	PA	B	Yardville National Bancorp	NJ	B	6/6/07	406	Mixed	NM	204	205	12.1	(1.6)
New York Community Bancorp	NY	T	Synergy Finl Group Inc.	NJ	T	5/13/07	168	Mixed	39.4	162	163	NA	(1.2)
New York Community Bancorp	NY	T	PennFed Financial Services Inc	NJ	T	11/2/06	262	Mixed	22.6	203	203	NA	7.0
Provident Financial Services	NJ	T	First Morris Bank & Trust	NJ	B	10/15/06	124	Mixed	46.8	325	328	18.7	24.3
Beneficial Mutual Bancorp, Inc	PA	T	FMS Financial Corp.	NJ	T	10/12/06	183	Mixed	30.4	241	246	12.0	10.7
Sterling Banks Inc.	NJ	B	Farnsworth Bancorp Inc.	NJ	T	6/23/06	19	Mixed	64.6	195	195	12.8	9.8
TD Banknorth Inc.	ME	B	Interchange Financial Services	NJ	B	4/13/06	481	Cash	23.2	259	442	31.1	25.1
Susquehanna Bancshares Inc.	PA	B	Minotola National Bank	NJ	B	11/14/05	166	Mixed	25.5	206	206	17.2	NM
Sun Bancorp Inc.	NJ	B	Advantage Bank	NJ	B	8/25/05	37	Mixed	42.9	244	244	18.0	10.9
Community Partners Bncp	NJ	B	Town Bank	NJ	B	8/16/05	41	Common Stock	25.0	259	259	25.5	46.6
TD Banknorth Inc.	ME	B	Hudson United Bancorp	NJ	B	7/11/05	1,899	Mixed	15.1	360	447	27.3	17.5
Interchange Financial Services	NJ	B	Franklin Bank	NJ	B	6/23/05	25	Mixed	18.2	242	242	22.9	NA
Fulton Financial Corp.	PA	B	SVB Financial Services Inc.	NJ	B	1/11/05	90	Mixed	25.9	302	302	15.9	(1.1)
Center Bancorp Inc.	NJ	B	Red Oak Bank	NJ	B	12/17/04	27	Mixed	40.3	221	221	24.8	38.7
Valley National Bancorp	NJ	B	Shrewsbury Bancorp	NJ	B	12/2/04	136	Mixed	23.0	213	213	22.9	(0.6)
Valley National Bancorp	NJ	B	NorCrown Bank	NJ	B	11/9/04	141	Mixed	24.2	317	323	19.7	NA
Monmouth Community Bancorp	NJ	B	Allaire Community Bank	NJ	B	6/30/04	53	Common Stock	NM	NM	NM	NM	31.9
Fulton Financial Corp.	PA	B	First Washington FinancialCorp	NJ	B	6/14/04	127	Common Stock	25.5	318	318	23.4	34.8
Sun Bancorp Inc.	NJ	B	Community Bancorp of NJ	NJ	B	2/16/04	83	Common Stock	33.4	316	316	20.2	9.8
Provident Financial Services	NJ	T	First Sentinel Bancorp Inc.	NJ	T	12/19/03	645	Mixed	24.0	284	290	33.0	21.5
North Fork Bancorp.	NY	B	Trust Co. of New Jersey	NJ	B	12/16/03	726	Common Stock	23.5	256	258	17.3	5.2
Lakeland Bancorp	NJ	B	Newton Financial Corp.	NJ	B	10/24/03	98	Mixed	32.3	288	292	25.8	69.9
PNC Financial Services Group	PA	B	United National Bancorp	NJ	B	8/21/03	649	Mixed	21.9	237	372	23.5	12.1
Lakeland Bancorp	NJ	B	CSB Financial Corp.	NJ	B	3/31/03	34	Mixed	31.3	294	294	23.8	NA
Woori Financial Group		B	PanAsia Bank NA	NJ	B	2/10/03	35	Cash	17.9	146	306	15.3	NA
						HIGH	9,166		64.6	360	447	33.0	69.9
						LOW	19		15.1	146	163	12.0	(1.6)
						MEAN	575		30.0	253	278	20.9	20.2
						MEDIAN	132		25.5	256	290	20.2	12.1

All New Jersey bank and thrift transactions greater than $15 million in announced deal value since January 1, 2003
Sandler O'Neill + Partners advised on all highlighted deals
Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

Comparative New Jersey Transaction Analysis

Transaction Multiples	Comparable New Jersey Transactions				
	Oritani Financial Corp. (MHC)/ Greater Community Bancorp	Cape Savings Bank/ Boardwalk Bancorp Inc.	PNC Financial Services Group/ Yardville National Bancorp	Provident Financial Services/ First Morris Bank & Trust	TD Banknorth Inc./ Interchange Financial Services
Deal Price / BV (%)	261	196	204	325	259
Deal Price / TBV (%)	312	196	205	328	442
Deal Price / LTM EPS (x)	24.3[1]	52.3	NM	46.8	23.2
Core Deposit Premium (%)	18.7	24.3	12.1	18.7	31.1
Market Premium (%)	55.1[2]	29.9	(1.6)	24.3	25.1

[1] Applies GFLS's last quarter annualized earnings per share of $0.88
[2] Based upon GFLS closing stock price of $13.80 as of November 9, 2007
Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

Second-Step Conversions Since January 1, 1995

Company	St.	First-Step Conversion Date	Second-Step Conversion Completion Date	Time between Conversions	First-Step Gross Offering Amount ($000)	Retained by MHC (%)	Second Step Gross Offering Amount ($000)	Second Step Offer Price / Pro Forma TBV (%)	Pro Forma EPS (x)	Pro Forma TE / TA (%)
United Financial Bancorp, Inc.	MA	12/23/04	12/04/07	36 months	76,722	53.4	95,646	80	33.3	20.0
North Penn Bancorp, Inc.	PA	12/06/04	10/02/07	34 months	6,369	53.9	8,500	79	31.3	15.6
Abington Bancorp, Inc.	PA	04/21/04	06/28/07	39 months	71,415	55.0	139,656	103	23.8	22.7
People's United Financial, Inc.	CT	NA	04/16/07	NA	61,827	77.7	2,164,831	147	31.2	30.7
Osage Bancshares, Inc.	OK	11/24/03	01/18/07	38 months	6,844	70.0	25,139	103	33.3	26.0
Westfield Financial, Inc.	MA	06/19/01	01/04/07	68 months	49,726	53.0	184,000	112	33.3	29.1
Citizens Community Bancorp, Inc.	WI	NA	10/31/06	NA	9,787	67.8	52,900	103	57.7	22.6
Monadnock Bancorp, Inc.	NH	03/11/04	06/29/06	28 months	3,383	55.0	5,661	112	266.7	11.5
First Clover Leaf Financial Corp.	IL	NA	07/11/06	NA	17,640	55.0	41,741	111	25.2	24.5
Liberty Bancorp, Inc.	MO	NA	07/24/06	NA	5,143	60.9	28,074	102	27.9	16.9
New England Bancshares, Inc.	CT	11/13/01	12/29/05	50 months	9,224	55.0	30,759	106	31.3	21.6
American Bancorp of New Jersey, Inc.	NJ	02/10/03	10/06/05	32 months	16,664	70.0	99,188	113	55.6	23.7
Hudson City Bancorp, Inc.	NJ	02/11/99	06/07/05	77 months	543,500	53.0	1,356,089	122	19.6	20.7
First Federal of Northern Michigan Bancorp, Inc.	MI	06/15/94	04/01/05	131 months	6,900	57.1	16,999	94	133.3	12.3
Rome Bancorp, Inc.	NY	05/26/99	03/30/05	71 months	4,934	51.0	59,000	106	37.0	28.5
Roebling Financial Corp, Inc.	NJ	02/24/97	10/01/04	93 months	3,079	54.0	9,107	111	31.3	15.9
DSA Financial Corporation	IN	NA	07/30/04	NA	1,375	55.6	8,485	103	20.2	18.7
Partners Trust Financial Group, Inc.	NY	10/20/01	07/15/04	33 months	12,699	53.7	148,750	198	16.3	5.1
Synergy Financial Group, Inc.	NJ	05/01/02	01/21/04	21 months	14,548	56.5	70,359	125	39.4	16.1
Provident New York Bancorp	NY	05/06/98	01/15/04	69 months	38,640	53.3	195,730	151	27.8	16.7
Bank Mutual Corporation	WI	02/22/00	10/30/03	45 months	61,410	50.1	410,636	120	26.3	20.4
Jefferson Bancshares, Inc.	TN	09/29/93	07/02/03	119 months	3,000	83.8	66,125	92	16.7	28.8
First Niagara Financial Group, Inc.	NY	09/25/97	01/21/03	65 months	135,016	53.3	410,000	124	17.1	16.1
Sound Federal Bancorp, Inc.	NY	05/13/98	01/07/03	57 months	22,995	53.9	77,807	113	12.5	16.6
Citizens South Banking Corporation	NC	07/22/97	10/01/02	63 months	21,134	53.0	52,599	111	17.9	16.9
Willow Financial Bancorp, Inc.	PA	07/28/98	04/04/02	45 months	22,409	54.7	64,141	96	20.8	16.9
PHSB Financial Corp.	PA	01/10/97	12/21/01	60 months	12,420	55.0	22,012	69	13.6	16.6
Wayne Savings Bancshares, Inc.	OH	06/11/92	01/09/03	129 months	6,000	52.9	20,408	90	16.9	12.3

ORIT/GFLS Updated Transaction Analysis

Second-Step Conversions Since January 1, 1995

Company	St.	First-Step Conversion Date	Second-Step Conversion Completion Date	Time between Conversions	First-Step Gross Offering Amount ($000)	Retained by MHC (%)	Second Step Gross Offering Amount ($000)	Second Step Offer Price / Pro Forma TBV (%)	Second Step Offer Price / Pro Forma EPS (x)	Pro Forma TE / TA (%)
Fidelity Bankshares, Inc.	FL	06/08/93	05/15/01	97 months	27,600	52.9	86,959	94	14.8	8.3
FloridaFirst Bancorp, Inc.	FL	09/28/98	12/22/00	27 months	27,039	53.0	31,480	65	11.4	14.4
Waypoint Financial Corp.	PA	12/15/92	10/12/00	95 months	26,250	76.4	165,500	98	11.9	8.7
Finger Lakes Bancorp, Inc.	NY	08/02/93	11/14/00	89 months	5,900	67.0	16,151	72	20.5	10.4
First Federal Bankshares, Inc.	IA	10/24/91	04/14/99	91 months	6,300	55.0	26,350	105	10.9	6.5
Community Savings Bankshares, Inc.	FL	03/31/94	12/16/98	57 months	35,698	52.4	54,707	81	16.3	16.0
First Capital, Inc.	IN	07/16/92	01/04/99	79 months	2,000	60.0	7,688	77	11.2	16.7
Pulaski Financial Corp.	MO	11/17/93	12/03/98	61 months	6,240	70.2	29,095	79	14.7	23.6
Homestead Bancorp, Inc.	LA	03/16/94	07/20/98	53 months	1,400	76.7	11,195	97	29.6	22.0
Thistle Group Holdings, Co.	PA	07/22/92	07/14/98	73 months	2,000	87.0	78,564	93	17.0	28.0
Brookline Bancorp, Inc.	MA	10/08/97	07/09/02	58 months	136,747	53.0	337,238	95	20.4	43.0
First Sentinel Bancorp, Inc.	NJ	12/18/91	04/09/98	77 months	10,000	62.4	165,504	135	24.2	19.9
Pocahontas Bancorp, Inc.	AR	12/15/93	04/01/98	52 months	7,475	53.6	35,708	120	20.8	13.4
Harbor Florida Bancshares, Inc.	FL	NA	03/19/98	NA	22,398	54.2	165,868	129	17.9	18.7
Peoples Bancorp, Inc.	NJ	02/08/95	04/09/98	39 months	31,165	65.0	238,058	115	25.9	37.2
SouthBanc Shares, Inc.	SC	05/15/92	04/15/98	72 months	1,150	91.8	45,626	119	28.2	24.3
Riverview Bancorp, Inc.	WA	NA	10/01/97	NA	7,176	58.4	35,708	115	20.8	21.1
Equality Bancorp, Inc.	MO	NA	12/02/97	NA	3,800	53.2	13,225	106	32.3	11.1
Montgomery Financial Corporation	IN	11/17/92	07/01/97	56 months	2,500	70.6	11,868	89	100.0	17.8
Bayonne Bancshares, Inc.	NJ	NA	08/22/97	NA	13,580	55.0	48,692	101	NM	14.4
Cumberland Mountain Bancshares, Inc.	KY	06/03/93	04/01/97	47 months	1,800	64.7	4,397	84	NM	9.2

Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

Second-Step Conversions Since January 1, 1995

Company	St.	First-Step Conversion Date	Second-Step Conversion Completion Date	Time between Conversions	First-Step Gross Offering Amount ($000)	Retained by MHC (%)	Second Step Gross Offering Amount ($000)	Second Step Offer Price / Pro Forma TBV (%)	Second Step Offer Price / Pro Forma EPS (x)	Pro Forma TE / TA (%)
Kenwood Bancorp, Incorporated	OH	06/18/92	07/01/96	49 months	690	54.0	1,577	67	19.6	9.0
Commonwealth Bancorp, Inc.	PA	NA	06/17/96	NA	38,480	55.3	98,722	110	13.2	8.7
Westwood Financial Corporation	NJ	NA	06/07/96	NA	1,600	57.9	3,853	78	10.2	9.5
Fidelity Financial of Ohio, Inc.	OH	NA	03/04/96	NA	5,000	57.5	22,781	83	17.6	20.0
North Central Bancshares, Inc.	IA	01/27/94	03/21/96	26 months	12,783	65.5	26,255	75	11.8	26.7
Jacksonville Bancorp, Inc.	TX	06/23/93	04/01/96	34 months	7,312	60.9	16,184	79	14.8	15.9
First Colorado Bancorp, Inc.	CO	10/16/91	01/02/96	51 months	13,886	66.8	134,038	88	12.5	15.1
Charter Financial, Inc.	IL	NA	12/29/95	NA	9,600	55.4	29,194	83	12.2	19.4
First Defiance Financial Corp.	OH	12/14/92	10/02/95	34 months	20,800	59.1	64,769	87	17.9	23.9
		High		131 months	543,500	83.8	2,164,831	198	266.7	30.7
		Low		21 months	1,375	50.1	5,661	65	11.4	5.1
		Mean		64 months	40,480	58.5	195,767	108	36.8	18.2
		Median		62 months	14,548	55.0	59,000	106	25.2	16.9

Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

MHC Dividend Analysis

Company Name	IPO Date	Date of First Dividend Announcement	Time Lapse	Initial Quarterly Dividend ($)	Initial Dividend Payout Ratio (%)	Current Quarterly Dividend ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Tangible Equity / Tangible Assets (%)
Northfield Bancorp, Inc. (MHC)	11/8/2007	No Div. Declared to Date	–	–	–	–	0.00	–	12.0
LaPorte Bancorp, Inc. (MHC)	10/15/2007	No Div. Declared to Date	–	–	–	–	0.00	–	10.8
FSB Community Bankshares, Inc. (MHC)	8/15/2007	No Div. Declared to Date	–	–	–	–	0.00	–	12.3
Beneficial Mutual Bancorp, Inc. (MHC)	7/16/2007	No Div. Declared to Date	–	–	–	–	0.00	–	14.1
Hometown Bancorp, Inc. (MHC)	6/29/2007	No Div. Declared to Date	–	–	–	–	0.00	–	14.1
TFS Financial Corporation (MHC)	4/23/2007	No Div. Declared to Date	–	–	–	–	0.00	–	19.3
Sugar Creek Financial Corp. (MHC)	4/4/2007	No Div. Declared to Date	–	–	–	–	0.00	–	10.4
Delanco Bancorp, Inc. (MHC)	4/2/2007	No Div. Declared to Date	–	–	–	–	0.00	–	10.8
Polonia Bancorp (MHC)	1/16/2007	No Div. Declared to Date	–	–	–	–	0.00	–	11.8
Oritani Financial Corp. (MHC)	1/24/2007	No Div. Declared to Date	–	–	–	–	0.00	–	22.4
MSB Financial Corp. (MHC)	1/5/2007	12/10/2007	11 Months	$0.03	44.4	0.03	1.21	44.44	15.2
MainStreet Financial Corporation (MHC)	12/27/2006	No Div. Declared to Date	–	–	–	–	0.00	–	6.3
Ben Franklin Financial, Inc. (MHC)	10/19/2006	No Div. Declared to Date	–	–	–	–	0.00	–	13.6
ViewPoint Financial Group (MHC)	10/3/2006	1/23/2007	4 Months	$0.05	125.0	0.05	1.17	83.33	12.9
Fox Chase Bancorp, Inc. (MHC)	10/2/2006	No Div. Declared to Date	–	–	–	–	0.00	–	17.1
Roma Financial Corporation (MHC)	7/12/2006	4/5/2007	9 Months	$0.06	100.0	0.06	1.50	72.00	25.3
Seneca-Cayuga Bancorp, Inc. (MHC)	7/11/2006	No Div. Declared to Date	–	–	–	–	0.00	–	12.2
Northeast Community Bancorp, Inc. (MHC)	7/6/2006	9/26/2007	15 Months	$0.03	NM	0.03	1.05	NM	34.1
Mutual Federal Bancorp, Inc. (MHC)	4/6/2006	No Div. Declared to Date	–	–	–	–	0.00	–	37.4
Lake Shore Bancorp, Inc. (MHC)	4/4/2006	11/15/2006	8 Months	0.03	50.0	0.03	1.84	52.00	15.0
United Community Bancorp (MHC)	3/31/2006	4/27/2006	1 Month	0.07	87.5	0.08	2.83	155.00	16.2
Magyar Bancorp, Inc. (MHC)	1/24/2006	No Div. Declared to Date	–	–	–	–	0.00	–	10.2
Greenville Federal Financial Corporation (MHC)	1/5/2006	5/23/2006	5 Months	0.07	NM	0.07	3.33	–	17.7
Equitable Financial Corp. (MHC)	11/8/2005	No Div. Declared to Date	–	–	–	–	0.00	–	12.5
Investors Bancorp, Inc. (MHC)	10/11/2005	No Div. Declared to Date	–	–	–	–	0.00	–	14.3
Wauwatosa Holdings, Inc. (MHC)	10/5/2005	No Div. Declared to Date	–	–	–	–	0.00	–	12.0
Ottawa Savings Bancorp, Inc. (MHC)	7/15/2005	2/21/2006	7 Months	0.05	10.9	0.05	1.82	31.25	10.4
United Financial Bancorp, Inc. (MHC)	7/13/2005	1/20/2006	6 Months	0.05	62.5	0.06	2.15	100.00	13.3
Colonial Bankshares, Inc. (MHC)	6/30/2005	No Div. Declared to Date	–	–	–	–	0.00	–	8.6
Heritage Financial Group (MHC)	6/29/2005	10/24/2005	4 Months	0.05	55.6	0.06	1.95	77.42	13.9
Rockville Financial, Inc. (MHC)	5/23/2005	8/31/2006	16 Months	0.04	33.3	0.04	1.15	43.24	11.7
FedFirst Financial Corporation (MHC)	4/7/2005	No Div. Declared to Date	–	–	–	–	0.00	–	15.1
Brooklyn Federal Bancorp, Inc. (MHC)	4/6/2005	1/16/2007	22 Months	0.03	NM	0.04	1.54	51.72	21.8
Prudential Bancorp, Inc. of Pennsylvania (MHC)	3/30/2005	6/27/2005	3 Months	0.04	50.0	0.05	1.59	57.58	17.1
Kentucky First Federal Bancorp (MHC)	3/3/2005	3/31/2005	1 Month	0.10	NM	0.10	4.03	NM	17.8
Kearny Financial Corp. (MHC)	2/24/2005	7/6/2005	4 Months	0.04	36.4	0.05	1.56	NM	20.7
Home Federal Bancorp, Inc. of Louisiana (MHC)	1/21/2005	7/13/2005	6 Months	0.05	38.5	0.06	2.47	126.32	23.3
BV Financial, Inc. (MHC)	1/13/2005	12/22/2006	24 Months	0.05	NM	0.05	2.82	500.00	13.7
Georgetown Bancorp, Inc. (MHC)	1/6/2005	No Div. Declared to Date	–	–	–	–	0.00	–	10.4
MEAN			8 Months	0.05	57.8	0.05	0.87	107.25	15.57
MEDIAN			6 Months	0.05	50.0	0.05	0.00	72.00	13.93

Source: SNL Financial

ORIT/GFLS Updated Transaction Analysis

Efficiency Ratio and Net Interest Margin Study

A Widening Gap: The Efficiency Ratios between Large and Small Institutions



Legend: Assets less than $1B — Assets greater than $1B

Historical Net Interest Margin Levels: FDIC Insured Commercial Banks



1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Q2 2007
4.41	4.40	4.36	4.29	4.27	4.21	4.07	4.07	3.95	3.91	4.09	3.83	3.61	3.58	3.39	3.38

Source: FDIC, FFIEC, Bank Holding Company Performance Reports

ADDITIONAL INFORMATION AND WHERE TO FIND IT

OFC and GCB will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed Merger with the Securities and Exchange Commission (the "SEC"). SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about OFC and GCB, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by OFC also can be obtained, when available and without charge, by directing a request to Oritani Financial Corp., Attention: Kevin J. Lynch, 370 Pascack Road, Township of Washington, New Jersey 07676, (201) 664-5400 or to Greater Community Bancorp, Attention: Anthony M. Bruno, 55 Union Boulevard, Totowa, New Jersey 07512, (973) 942-1111.

PARTICIPANTS IN SOLICITATION

Greater Community Bancorp, Oritani Financial Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Greater Community Bancorp and Oritani Financial Corp. in connection with the Merger. Information about the directors and executive officers of Greater Community Bancorp and their ownership of Greater Community Bancorp common stock is set forth in Greater Community Bancorp's most recent proxy statement as filed with the SEC on Schedule 14, which is available at the SEC's Internet site (http://www.sec.gov) and upon request from Greater Community Bancorp at the address in the preceding paragraph. Information about the directors and executive officers of Oritani Financial Corp. is set forth in Oritani Financial Corp.'s most recent proxy statement filed with the SEC on Schedule 14A, which is available at the SEC's Internet site and upon request from Oritani Financial Corp. at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.